

Mail Stop 7010

December 27, 2007

Don Stichler
Principal Financial Officer, Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

> **Re:** **Southwall Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Period Ended September 30, 2007**
> **File No. 0-15930**

Dear Mr. Stichler:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006</u>

1. We note your revisions to the annual income tax rate reconciliation. Please ensure that the following comments are reflected in your reconciliation to be included in the September 30, 2007 10-Q/A and in the December 31, 2007 10-K and show us supplementally what the revised disclosures will look like.
   - Revise the "State, Net or Federal Benefit" caption to appropriately identify what is a state income tax item and what is a federal income tax item.
   - Clarify how a "Federal Benefit" could have the effect of *increasing* the tax provision by $32,000 and $672,691 in 2004 and 2005.

- The "Foreign Rate differential" caption should only comprise the difference between the assumed 35% statutory rate and the German statutory rate. As such, reclassify the $400,000 reversal as a separate line item and disclose in the footnote or in MD&A the German statutory rate. Also expand your MD&A to clarify that the reversal is a change in estimate and not an accounting error from prior periods.
- Revise the "Foreign Tax Credit" caption to reflect the true nature of this reconciling item.

2.   We note your response to prior comment 3 in your letter dated December 10, 2007. Since this adjustment had a 12% impact on the 2006 annual tax provision and may have impacted prior interim and annual periods, please provide the following information.

- Tell us why the 2006 ending DTA was overstated and if it relates to a prior period accounting error. If so, please quantify the impact on each period.
- Tell us the accounting entries you used to record the adjustment in 2006.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

3.   We note your response to prior comment 4 in your letter dated December 10, 2007. Please tell us and disclose in future filings, as applicable, why the quarterly tax expense for your German operations decreased from 42.9% to (2.5%) of the German pre-tax income from June 30, 2006 to June 30, 2007. The $0.1 million additional tax expense to the foreign subsidiary from the income tax audit of prior years would partially explain the higher effective tax rate for your German operations in the quarter ended June 30, 2006, but it remains unclear why the German tax expense is ($3,000) when there was $118,000 of German taxable income for the quarter ended June 30, 2007. Based on the foreign rate differential you disclose, we would expect a $45,000 tax provision for the German operations (37.9% of $118,000). Please provide the accounting entries you recorded for your U.S. and German quarterly tax provision for the period ended June 30, 2007.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

4.   We note the proposed revisions you submitted in response to prior comment 5 in your letter dated December 10, 2007. Please quantify the percentage change in your German pre-tax income so readers can fully understand the change in the tax provision. Please also include in your effective tax rate reconciliation the comparable prior year period with an explanation of any significant fluctuations.

5.   We note your response to prior comment 6 in your letter dated December 10, 2007. Please expand the proposed revisions to disclose your standard repayment

terms. Also tell us supplementally the amount of the September 30, 2007 outstanding accounts receivables subsequently collected in cash.

6.   Please revise your MD&A to disclose that a main customer was eliminated and the amount of sales generated to this customer so readers can assess the future impact of losing Mitsui.

7.   Tell us when you intend to file the amendment.

        As appropriate, please amend your September 30, 2007 10-Q filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Al Pavot at (202) 551-3738, or me at (202) 551-3768 if you have questions regarding our comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief